Impakt, Inc.
Financial Statements
Years Ended December 31, 2022 and 2021

With Independent Accountant's Review Report

Table of Contents

Independent Accountant's Review Report

Financial Statements

Independent Accountant's Review Report

To the Management and Intended Users of
Impakt, Inc.

I have reviewed the accompanying financial statements of Impakt, Inc. (the Company) which comprise the balance sheet as of December 31, 2022 and 2021 and the related statements of income and retained earnings, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gabriel Otto

Gabriel Otto, CPA, CMA
Chicago, Illinois
April 21, 2023

Impakt, Inc.
Statement of Financial Position
As of the years ended December 31, 2022 and 2021

	2022	2021
Assets		
Current Assets		
Cash and cash equivalents	$ 16,614	$ 38,040
Total current assets	16,614	38,040
Noncurrent Assets		
Property and equipment, net	13,987	4,935
Total noncurrent assets	13,987	4,935
Total assets	$ 30,601	$ 42,975
Liabilities and Equity		
Liabilities		
Loan from investors	$ 111,586	$ -
Loan from owner	528,641	-
Total liabilities	640,227	-
Equity		
Owner's investment	237,406	237,406
Shareholder investment	61,434	-
PreSeed SAFE investment	282,000	282,000
Retained earnings (deficit)	(1,190,466)	(476,431)
Total equity	(609,626)	42,975
Total liabilities and equity	$ 30,601	$ 42,975

See independent accountant's review report and accompanying notes to the financial statements

Impakt, Inc.
Statement of Operations
For the years ended December 31, 2022 and 2021

	2022	2021
Net Revenues	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating Expenses		
Contractor expense	616,627	147,306
Rippling services	1,343	594
Finance services	-	38,586
Internet hosting services	801	-
Marketing research	-	15,624
Payroll taxes	11,023	7,864
Salaries and wages	40,804	191,884
Professional fees	4,797	8,000
Software service	20,709	2,089
Office supplies	-	208
Rent expense	-	604
Dues and subscriptions	4,520	1,231
Advertising and promotion	2,839	-
Travel expense	20	-
Stripe fees	-	30
Taxes, licenses, and permits	2,440	4,386
Training and education expense	-	30
Telephone expense	15	-
Amazon web services	2,707	-
Interest expense	2,660	-
Depreciation expenses	3,930	1,334
Total operating expenses	715,235	419,770
Total operating income (loss)	(715,235)	(419,770)
Interest income	1,200	-
Net income (loss)	$ (714,035)	$ (419,770)

See independent accountant's review report and accompanying notes to the financial statements

3

Impakt, Inc.
Statement of Changes in Equity
As of the years ended December 31, 2022 and 2021

	Additional Paid-in Capital		Retained Earnings (Deficit)		Total	
Beginning Balance	$	519,406	$	(476,431)	$	42,975
Capital investment		61,434		-		61,434
2022 Net income (loss)		-		(714,035)		(714,035)
Ending Balance	$	580,840	$	(1,190,466)	$	(609,626)

Impakt, Inc.
Statement of Cash Flows
As of the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities		
Net income (loss)	$ (714,035)	$ (419,770)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	3,930	1,334
Net cash flows from operating activities	(710,105)	(418,436)
Cash Flows From Investing Activities		
Purchase of property and equipment	(12,982)	(4,669)
Net cash flows from investing activities	(12,982)	(4,669)
Cash Flows From Financing Activities		
Proceeds from owner's investment	-	137,369
Proceeds from loan from owner	528,641	-
Proceeds from shareholder's investment	61,434	-
Proceeds from loan from shareholders	111,586	-
Proceeds from PreSeed SAFE investment	-	202,000
Net cash flows from financing activities	701,661	339,369
Net change in cash and cash equivalents	(21,426)	(83,736)
Cash and Cash Equivalents, Beginning	38,040	121,776
Cash and Cash Equivalents, Ending	$ 16,614	$ 38,040

Impakt, Inc.
Notes to the Financial Statements
Years Ended December 31, 2022 and 2021

1. Organization and Purpose

Impakt, Inc. (the Company), is a corporation organized under the laws of the State of Delaware. The Company makes applications and internet platforms for fitness using motion control detection technology.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follow:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (US GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time expenses are incurred.

b) Fiscal Year

The Company operates on a December 31st year-end.

c) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These could potentially affect the Company's financial condition and the results of its operations.

e) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. There were no cash equivalents as of December 31, 2022 and 2021.

f) Property and Equipment

Property and equipment are stated at cost less depreciation. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expenses as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. The Company reviews the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment are recorded at cost and depreciated using straight-line method over their estimated useful lives. As of the years ending December 31, 2022 and December 31, 2021, the Company's property and equipment only consist of computer and software which is depreciated over its useful life of 5 years.

See independent accountant's review report

6

g) Income Taxes

The Company applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

The tax effects from an uncertain tax position can be recognized in the financial statements if the position is more likely than not to be sustained on audit based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the years ended December 31, 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company reserved the recognition of an allowance account in the financial statements. Under current law through CARES Act, net operating losses incurred in the years 2018 through 2020 can be carried back for five years and carried forward indefinitely and not subject to the 80% taxable income limitation while net operating losses incurred in 2021 onwards should be carried forward indefinitely subject to 80% taxable income limitation.

h) PreSeed SAFE Investment

Simple agreement for future equity (SAFE) note is an agreement that allows investors to purchase equity in a startup at a negotiated price. These notes are accounted for as equity instruments. SAFE notes are reported as a separate line item in the balance sheet until the Company is either sold or raises another round of capital such as issuing common or preferred shares. The Company issued SAFE notes amounting to $0 and $202,000 during the years ended December 31, 2022 and 2021, respectively.

i) Future Accounting Pronouncements Effective After 2022 for Calendar Year-End Nonpublic Companies

During June 2016 (with amended codification in 2018 through ASU 2018-19), the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, *Credit Losses (Topic 326)*. ASU No. 2016-13's objective is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.

During 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350),* which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The entity should apply its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. During 2018, the FASB issued ASU 2018-12, *Financial Services – Insurance (Topic 944),* which aims to improve the timeliness of recognizing changes in the liability for future policy benefits and modify the rate used to discount future cash flows and their related accounting of certain market-based options or guarantees.

During 2019, the FASB issued ASU 2019-05, *Financial Instruments – Credit Losses (Topic 326) Targeted Transition Relief,* and related codifications ASU 2019-04 and ASU 2019-11. In addition, the FASB also issued ASU 2019-09, *Financial Services – Insurance (Topic 944),* which details the effective dates for applicability to Topic 944.

During 2020, the FASB issued ASU 2020-01, *Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) which* clarifies the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. In addition, the FASB issued ASU 2020-08, *Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs* and ASU 2020-10, *Codification Improvements.* The FASB also issued ASU 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.*

During 2021, the FASB issued ASU 2021-02, *Franchisors – Revenue from Contracts with Customers (Subtopic 952-606): Practical Expedient*, which introduce new practical expedient that simplifies the application of the guidance about identifying performance obligations. The FASB also issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,* which requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606.

During 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815) – Fair Value Hedging – Portfolio Layer Method,* which provide provisions as to scope, application of multiple hedged layers of a single-closed portfolio, and accounting treatment for hedge basis adjustments under the portfolio layer method. In addition, the FASB also issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,* ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,* and ASU 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*.

3. Liquidity and Management Plan

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company had losses for the years ended December 31, 2022 and 2021. The Company also had an accumulated deficit as of December 31, 2022 and 2021. The Company receives investments and loans from investors and believes it can operate for at least twelve months from April 21, 2023.

4. Property and Equipment

The major categories of property and equipment are summarized as follows as of December 31:

	2022	2021
Computer and software	$ 19,651	$ 6,669
Total property and equipment	19,651	6,669
Less: accumulated depreciation	(5,664)	(1,734)
Property and equipment, net	$ 13,987	$ 4,935

Total depreciation expense was $3,930 and $1,334 for the years ended December 31, 2022 and 2021, respectively.

5. Loans Payable

The Company obtained loans from shareholders and the owner during various times of the year. The total amount received as a result of these loans amounted to $640,227 and $0 during the year ended December 31, 2022 and 2021, respectively. The loans are stated at 0% interest rate and no interest expense related to these were incurred for both years.

6. Subsequent Events

The Company has evaluated subsequent events occurring through April 21, 2023, the date on which the financial statements were available to be issued, for events requiring recognition or disclosure in the financial statements. No significant events that require recognition or disclosure occurred subsequent to year-end.